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                             March 11, 2024

       Paul Kellenberger
       Chief Executive Officer
       zSpace, Inc.
       65 Nicholson Lane
       San Jose, CA 95134

                                                        Re: zSpace, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
15, 2024
                                                            CIK No. 0001637147

       Dear Paul Kellenberger:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on February 15, 2024

       Prospectus Summary, page 1

   1. You discuss the total addressable market in several international regions but note your disclosure
elsewhere that your customer base is primarily in the United States.
                                                        Please disclose the
percentage of revenue that you generate internationally and clarify whether you have
generated a material amount of revenue in any specific region or country, including
China. In this regard, we note that you have included specific risk factors regarding
business activities in the PRC.
   2. We note that in connection with this offering, each currently outstanding share of preferred stock will
convert into a number of shares of common stock. Please disclose the terms of the conversion
in the prospectus summary and the effect of the conversion on investors in this
offering.
 Paul Kellenberger
FirstName
zSpace, Inc.LastNamePaul Kellenberger
Comapany
March       NamezSpace, Inc.
       11, 2024
March2 11, 2024 Page 2
Page
FirstName LastName
Summary Financial Data
Consolidated Statements of Operations, page 10

3. We note your placeholder for pro forma net loss per share. Please revise to explain the nature of the adjustments to arrive at pro forma net loss per share and consider including a reconciliation of the numerator and denominators. Confirm that you will include an adjustment to pro forma net loss per share to eliminate the interest expense and debt discount amortization on loans that were converted into NCNV preferred stock as part of the recapitalization transaction. Also, confirm that the unrecognized stock-based compensation expense for the September 2022 grant will be reflected in pro forma net loss per share, as if it were recognized as of the beginning of the earliest period presented.
Consolidated Balance Sheet Data, page 11

4.       Please revise to address the following:
             Footnote (1) indicates that the pro forma balance sheet gives effect the recapitalization that occurred on December 30, 2023. Considering this transaction will be reflected in the balance sheet as of December 31, 2023, revise to remove this adjustment from footnote (1).
             In footnote (1) you disclose that the unrecognized stock-based compensation expense to be recorded in connection with the offering will result in a decrease in additional paid in capital. Please explain to us why recording the stock compensation expense results in a decrease in additional paid in capital rather than an increase.
             We note that note (2) is included in the pro forma column header; however, the description refers to the pro forma as adjusted column. Please revise accordingly and ensure your presentation is consistent with your presentation in the capitalization table on page 51.
             Revise to include the conversion of the Series A preferred stock into common stock in the pro forma column.
             Lastly, consider revising to include line items for common stock and preferred stock in the pro forma balance sheet.
Risk Factors, page 13

5. Please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance
requirements.
6. Please add a risk factor regarding the reliance on a limited number of significant customers. We note that you had one customers that accounted for 16% of your total revenue in 2022. Disclose the terms of any material agreements with your significant customer, including term and termination provisions.
 Paul Kellenberger
FirstName
zSpace, Inc.LastNamePaul Kellenberger
Comapany
March       NamezSpace, Inc.
       11, 2024
March3 11, 2024 Page 3
Page
FirstName LastName

We have a history of net losses..., page 13

7. Please disclose that the auditors have raised substantial doubt about the company's ability to continue as a going concern based on recurring losses from operations, negative cash flows from operations, non-compliance with certain debt covenants and has a net working capital deficiency.
We were involved in a SPAC transaction that was terminated..., page 17

8. In connection with the termination of the merger agreement with EdtechX Holdings
         Acquisition Corp., you state that EdtechX is alleging certain breaches. Please discuss the nature of the allegations against the company.
Risks Related to Financial and Accounting Matters
We have identified material weaknesses in our internal control over financial reporting..., page
25

9. We note your material weakness in internal control over financial reporting. Revise to disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred, or expect to incur. Capitalization, page 51

10. Please revise to include a pro forma adjustment for the stock-based compensation expense to be recorded in connection with the offering, as described in footnote (1) to the consolidated pro forma balance sheet data on page 11. Also, revise to include an adjustment to pro forma net loss per share to eliminate the interest expense and debt discount amortization on loans that were converted into NCNV preferred stock as part of the recapitalization transaction. Lastly, revise to give effect to the automatic conversion of
         Series A preferred stock into common stock, as disclosed on page 92. Dilution, page 53

11. Please explain to us why you reduce the historical net tangible book value (deficit) for the preferred stock that is not included in equity. As part of your response, please provide us with a sample calculation using amounts as of December 31, 2022. Also, revise your calculation to subtract deferred offering costs.
Zspace Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 59

12. We note that you exclude inventory write-offs from Adjusted EBITDA. Please tell how you determined this non-GAAP adjustment is consistent with Question
100.01 of the Non-
         GAAP C&DIs. In this regard, it would appear that inventory charges are a normal, recurring operating expense.
 Paul Kellenberger
zSpace, Inc.
March 11, 2024
Page 4
Factors Affecting Our Performance, page 60

13. You state that there is "significant 'stickiness' and utilization" of your applications and solutions. Please tell us how you measure "stickiness" and what retention and/or other customer metrics management uses to monitor your ability to retain and grow your customers. To the extent material, revise to include a quantified discussion of such measures.
Liquidity and Capital Resources, page 66

14. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC
         501.03(a) and Section IV of SEC Interpretive Release 33-8350. Management, page 79

15. You disclose that two of your directors, Pankaj Gupta and Amit Jain, are affiliated with
         dSpace Investments Ltd, the controlling stockholder of the company. Please disclose whether there are any agreements or arrangements for representatives of dSpace to serve on the board. If so, disclose the terms of those agreements or understandings.
Executive Compensation, page 85

16. You disclose that you will enter into new employment agreements with your senior management personnel following the closing. Please discuss the terms of the current compensation arrangements of the executive officers. File the employment agreements with your executive officers as exhibits to your registration statement. Refer to Item
         601(b)(10)(iii)(A) of Regulation S-K.
Principal Stockholders, page 90

17. Please revise to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by bSpace Investments Ltd,
         dSpace Investments Ltd and KIA.
Underwriting,  page 104 Kellenberger
FirstName LastNamePaul
Comapany
18.        NamezSpace,
       Please disclose theInc.
                           exceptions to the lock-up agreements with your
officers, directors and
March principal  stockholders.
       11, 2024 Page  4
FirstName LastName
 Paul Kellenberger
FirstName
zSpace, Inc.LastNamePaul Kellenberger
Comapany
March       NamezSpace, Inc.
       11, 2024
March5 11, 2024 Page 5
Page
FirstName LastName
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Accounting Pronouncements Issued, But Not Yet Adopted, page F-17

19. Please revise to disclose that, as a result of your election to use the extended transition period for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.
Note 7. Stock-based Compensation Expense
Determination of fair value of stock options, page F-27

20. We note your disclosure that the weighted-average grant-date fair value of options granted in the year ended December 31, 2022 was nil. Please tell us the fair value of the underlying common stock for the options granted in 2022 and explain why the resulting grant-date fair value was nil.
September 2022 Stock Option Issuance, page F-28

21. Please explain to us why an expected term of 0.5 years was used for the September 2022 grant. In this regard, we note from the table on page F-27 that the expected term of options granted in 2022 was between 5.2 years and 6.1 years. Also, explain why the volatility used for this grant was not consistent with the range disclosed on page F-27.
Exhibits

22. Please file the agreements with the two PC Original Equipment Manufacturers with which you partner. We note that you rely on these third parties to produce your hardware and software in connection with your platform and solutions and any termination of the partnerships would have an adverse material impact on the company. General

23. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Paul Kellenberger
FirstName
zSpace, Inc.LastNamePaul Kellenberger
Comapany
March       NamezSpace, Inc.
       11, 2024
March6 11, 2024 Page 6
Page
FirstName LastName
       Please contact Dave Edgar at 202-551-3459 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Daniel E. Larkin